CTO Realty Growth, Inc.

369 N. New York Ave., Suite 201

Winter Park, Florida 32789

October 24, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate and Construction

100 F Street, N.E.

Washington, D.C. 20549

Attention: S.K. Chen

Re:	Acceleration Request of CTO Realty Growth, Inc. Registration Statement on Form S-3 (File No. 333-267819)

Dear Mr. Chen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, CTO Realty Growth, Inc., a Maryland corporation (the “Company”), hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that it may become effective at 4:00 p.m., Eastern time, on October 26, 2022 or as soon thereafter as practicable.

Once the above-referenced Registration Statement has been declared effective, please orally confirm that event with our counsel, Vinson & Elkins L.L.P., by telephoning Zachary A. Swartz at (804) 327-6324.

Thank you for your attention to this matter.

[Signature page follows]

Very truly yours,

CTO REALTY GROWTH, INC.

By:	/s/ Matthew M. Partridge
Name:	Matthew M. Partridge
Title: Senior Vice President, Chief Financial Officer and Treasurer

cc:	Zachary A. Swartz, Vinson & Elkins L.L.P.